NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	May 31 2005 $ Restated	August 31 2004 $	May 31 2004 $
	(unaudited)	(audited)	(unaudited)
Assets

Cash and cash equivalents	536	1,484	1,460

Accounts and other receivables	16,095	16,088	17,814

Investment in film and television programming	17,216	18,349	19,173

Prepaid expenses and deposits	120	119	254

Property and equipment	420	89	77

Restricted term deposits	21,341	21,339	10,199

	55,728	57,468	48,977

Liabilities

Production loans	17,804	12,598	14,175

Accounts payable and accrued liabilities	8,759	12,399	10,505

Deferred revenue	456	3,324	4,291

Distribution obligation (note 4)	90	1,467	2,312

Non-controlling interest	-	-	425

Obligation to issue shares (note 3(d))	236	3,093	3,171

Revenue guarantee obligation	21,341	21,339	10,158

	48,686	54,220	45,037

Shareholders’ Equity

Capital stock (note 5)	37,771	35,925	35,917

Contributed surplus	2,333	2,085	337

Other paid-in capital	680	680	680

Deficit	(33,742)	(35,442)	(32,994)

	7,042	3,248	3,940

	55,728	57,468	48,977

Nature of operations and going concern (note 1)

Approved by the Board of Directors

                                    Director                                                       Director

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

For the Three and Nine Months ended May 31, 2005 and 2004

(expressed in thousands of Canadian dollars, except per share amounts)

	3 months ended May		9 months ended May
	2005 $ Restated	2004 $	2005 $ Restated	2004 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	4,291	6,584	9,095	19,461

Expenses
Amortization of investment in film and television programming and other production costs	3,252	5,389	7,282	15,161
Selling, general and administrative	935	839	2,708	1,967
Other amortization	22	5	49	11

	4,209	6,233	10,039	17,139

Earnings (loss) from operations before the undernoted	82	351	(944)	2,322

Interest income	113	-	361	-
Interest expense	(123)	(187)	(567)	(182)
Provision for obligation to issue shares	-	(95)	-	(283)
Foreign exchange gain (loss)	522	(147)	495	(120)
Gain on sale of asset (note 2)	33	-	65	-
Gain on settlement of obligations (note 7)	1,377	-	2,139	-
Gain on modification of debt	-	664	-	664
Recovery of selling, general and administration expenses	(4)	-	145	-
Non-controlling interest (note 2)	(33)	(79)	(47)	(425)

Earnings before income taxes	1,967	507	1,647	1,976

Income tax recovery	-	(12)	-	(12)

Net earnings for the period	1,967	495	1,647	1,964

Net earnings per common share

Basic	0.10	0.03	0.09	0.11

Diluted	0.10	0.02	0.09	0.10

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

For the Three and Nine Months ended May 31, 2005 and 2004

(expressed in thousands of Canadian dollars)

	3 months ended May		9 months ended May
	2005 $ Restated	2004 $	2005 $ Restated	2004 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Deficit - Beginning of period As previously reported	(35,709)	(33,489)	(35,442)	(34,958)

Effect of adoption of Accounting Guideline -15 (note 2)	-	-	53	-

As restated	(35,709)	(33,489)	(35,389)	(34,958)

Net earnings for the period	1,967	495	1,647	1,964

Deficit - End of period	(33,742)	(32,994)	(33,742)	(32,994)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

 For the Three and Nine Months ended May 31, 2005 and 2004

(expressed in thousands of Canadian dollars)

	3 months ended May		9 months ended May
	2005 $ Restated	2004 $	2005 $ Restated	2004 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities
Net earnings for the year	1,967	495	1,647	1,964
Items not affecting cash
Amortization of film and television programming	1,982	4,856	5,738	14,489
Other amortization	22	5	49	11
Gain on sale of asset	(33)	-	(65)	-
Gain on modification of debt	-	(664)	-	(664)
Gain on settlement of obligations (note 7)	(1,377)	-	(2,139)	-
Stock based compensation	28	-	248	-
Provision for share issuance	-	95	-	283
Non-controlling interest	33	79	208	425
Investment in film and television programming	(1,068)	(4,376)	(6,201)	(12,858)
Changes in non-cash operating working capital	(4,111)	4,773	(5,611)	87

	(2,557)	5,263	(6,126)	3,737

Cash flows from investing activities
Increase in restricted cash	-	(10,199)	-	(10,199)
Property and equipment purchases	(4)	(11)	(28)	(52)

	(4)	(10,210)	(28)	(10,251)

Cash flows from financing activities
Issuance of common shares	-	29	-	39
Issuance of production loans	3,332	-	13,238	-
Repayment of production loans	(2,212)	(4,124)	(8,032)	(3,134)
Issuance of revenue guarantee obligation	-	10,158	-	10,158

	1,120	6,063	5,206	7,063

(Decrease) increase in cash and cash equivalents	(1,441)	1,116	(948)	549

Cash and cash equivalents - Beginning of period	1,977	344	1,484	911

Cash and cash equivalents - End of period	536	1,460	536	1,460

Supplemental cash flow information
Interest paid	281	180	594	182

Non-cash transactions
Obligation to issue shares (note 3(b))	-	95	-	283

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the company) is an integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

These consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. While the company continues to maintain its day-to-day activities and produce films and television programming, its working capital situation is severely constrained. Furthermore, the company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of the going concern basis is dependent upon the company achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.  Management has recently closed a US$2 million revolving bridge financing facility that will be used to fund preproduction costs of its feature film projects interim to final financial closings of these films, which costs would otherwise be funded by working capital.  Therefore, this interim financing facility is expected to significantly relieve corporate working capital requirements.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant Accounting Policies

Basis of Presentation

The interim consolidated financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of the company and its subsidiaries.  All material intercompany balances and transactions have been eliminated.

The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the company’s Annual Report for the year ended August 31, 2004 and should be read in conjunction therewith, except as noted below.

Adoption of AcG - 15

Effective December 1, 2004, the company was required to adopt the Canadian Institute of Chartered Accountants’ Accounting Guideline (“AcG - 15 ” ), “Consolidation of Variable Interest Entities” AcG - 15 expands

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. AcG - 15 requires a variable interest entity (“VIE”) to be consolidated by a company if that company is the primary beneficiary of that entity.  An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of AcG - 15, the company is required to consolidate the assets, liabilities and operating results of Peace Arch Project Development Corp. (“PAPDC”). As described in note 3(b), PAPDC is the owner of the company’s assets and business in existence prior to the reorganization and rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party as described in note 4, the company continued to have a variable interest in PAPDC, and it has been determined that the company will be required to absorb the majority of the expected losses of PAPDC. Under the rules governing AcG-15, the company is considered the primary beneficiary of PAPDC and consequently the company has consolidated PAPDC on a retroactive basis effective December 1, 2004 , without restatement of prior periods ..

The impact of consolidating PAPDC under AcG - 15 has resulted in an increase in a cumulative effect of the change in accounting policy of $53,000.

The consolidation of PAPDC under AcG - 15 has also resulted in an increase in revenue of $28,000 and selling, general and administrative expenses of $9,000, and has resulted in an increase in other amortization, gain on sale of asset, and non-controlling interest of $37,000, $65,000 and $47,000, respectively, relating to operating activity for the nine months ended May 31, 2005 for PAPDC.   There was no effect on the net earnings for the nine month period ended May 31 , 2005.

Comparative amounts

Certain amounts presented for the three month and nine month periods ending May 31, 2004 have been reclassified to conform to the presentation adopted in the current three month and nine month periods.

Business combination, debt restructuring and financing

On January 20, 2003, as approved and ratified by the shareholders of the company at the Annual General Meeting of Shareholders on that date, the company entered into a number of agreements to effect a business combination and certain asset acquisition and financing transactions. Details of the transactions are as follows:

a)

Private placement financing

The company issued 5,000,000 Common Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

b)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (d) below.

Pursuant to the reorganization, the company’s wholly owned subsidiary PAPDC became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. (see (c) below) on January 20, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the company in its subsidiaries existing at January 20, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the company, including the company’s indebtedness to Fremantle and Comerica. However, the company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the company to each of them (see (d) below for additional discussion).

Pursuant to the terms of the Fremantle conversion instrument, the company estimated the fair value of the obligation to issue shares for the interest accrued for the nine month period ended May 31, 2004 and took a charge of $283,000 in the company’s consolidated statement of operations.

c)

Business combination

On January 20, 2003, the company acquired certain film assets owned and controlled by CPC Communications Inc. (“CPC”) for $2.5 million, the consideration being the issuance of 8,333,333 Common Shares of the company at a deemed price of $0.30 per share. The primary asset acquired was a 100% ownership interest in GFT Entertainment Inc., which itself was a 100% shareholder in five special purpose production companies that owned various rights to five films, namely Crime Spree, Partners in Action, Absolon, The Limit and Detention. The underlying assets included films in progress, accounts receivable and tax credit assets.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

d)

Debt restructuring, issuance of conversion instruments and gain on modification

Debt restructuring

During the year ended August 31, 2002, the company entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the company and a secured interest in certain copyrights to productions. The term loan note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the company failed to make scheduled repayments of principal of $500,000 and also interest owing.

Effective January 30, 2003, the company and Fremantle agreed to restructure the remaining $7,580,000 of term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the company also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company recorded a gain on modification of the debt as described below.

Release and reconstitution of a loan guarantee

During the year ended August 31, 2001, the company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at a deemed price of $5.00 per share.

The modification of the Comerica obligations was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company has recorded a gain on modification as described below.

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Fremantle which permitted Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2004.

The conversion price was the lower of either (a) $5.00 per share or (b) the average closing price of the Common Shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Common Shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, was reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share.

Pursuant to the conversion instrument, 336,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance.

For the year ended August 31, 2003, the company estimated that the fair value of the obligation to issue shares to both Fremantle and Comerica was $2,887,000 and charged that amount against the computed gain on modification described above. Since upon exercise of the conversion instruments by Fremantle and Comerica, the company has issued a right to Fremantle and Comerica to receive a variable amount of shares in settlement of their loans, the company reflected the amount as a liability.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

On June 25, 2004, the company voluntarily issued 3,489,814 Common Shares of the company to PAPDC in consideration for PAPDC agreeing to assume the obligation to issue the Common Shares of the company to Fremantle and Comerica (collectively, the Lenders) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. A director, officer and shareholder of the company serves as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders’ decision to convert the obligations to Common Shares of the company. Pursuant to these arrangements, the company also eliminated its right to receive the obligation of PAPDC to the Lenders.

Although owned by a third party, for accounting purposes, the company continues to reflect the obligation to issue shares as a liability because of the company’s and its related parties’ continued involvement with PAPDC. PAPDC’s only asset is the right to receive its participation in the films that the company retained. Further, PAPDC continues to be indebted to the company for an amount of $10,252,000. The company has provided a full valuation allowance against this loan. Accordingly, the shares have been considered to be issued in escrow or in trust to settle the company’s obligation.

On March 31, 2005 Fremantle agreed to convert its $8,793,000 note plus interest for 2,931,125 shares of the company’s common stock.  As a result of Fremantle’s conversion the company has recognized a gain on settlement of the obligation to issue shares of $762,000 representing the difference between the obligation carrying amount and the settlement price (see note 7).

Sale of subsidiary

Subsequent to the reorganization of PAPDC described in note 3(b), on August 1, 2003, the company sold all of its shares in PAPDC for nominal consideration and recognized a loss of $164,000 on the disposal. During the year ended August 31, 2003, the operating results of PAPDC were included in the consolidated financial statements until the date of the disposal.

On the same date, the company entered into a Sales Agency Agreement with PAPDC, its subsidiaries and the purchaser, under which the company retained exclusive 25-year worldwide distribution rights for all of the films and television programming rights owned by PAPDC and its subsidiaries. Under the Sales Agency Agreement, the company has the full right to enter into sales contracts and is subject to the related credit risk and accordingly acts as principal to any sales transactions related to these distribution rights. Under the agreement, the gross receipts of any sale made by the company are distributed in the following priority: a) receipts to cover the company’s distribution and marketing costs are retained by the company; b) amounts up to 30% of any gross receipts are retained by the company; c) 10% of the gross receipts are paid to the purchaser of the shares of PAPDC referred to in the first paragraph above; and d) any remaining gross receipts are paid to PAPDC, which in turn is required to pay such proceeds to Fremantle to settle PAPDC’s debt obligation to Fremantle.

As these arrangements were entered into in conjunction with the sale of the shares for a nominal amount, the company is considered the primary obligor with respect to the productions and, accordingly, the distribution rights have effectively been retained by the company and accounted for as a related party transaction between the company and its wholly owned subsidiary PAPDC. Accordingly, these financial statements reflect the distribution rights received from PAPDC at the carrying value of the film and television programming at the

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

date of the agreement in the amount of $2,649,000. In addition, these financial statements reflect the estimated amounts payable to PAPDC and the purchaser as a distribution obligation in the amount of $2,312,000. The difference between the distribution rights and the distribution obligation of $337,000 was credited to contributed surplus.

Capital stock

a)  Shares

	Common shares
	Number of shares	Amount $

Shares issued - August 31, 2004	20,898,491	39,763
Shares held in escrow (note 3(d))	(3,489,814)	(3,838)

Balance outstanding - August 31, 2004	17,408,677	35,925

Released on Fremantle conversion (note 3(d))	2,931,125	1,846

	20,339,802	37,771

b)

Stock Options

	Number of Shares	Weighted Average exercise price $

Balance – August 31, 2004	40,000	0.70
Granted	825000	0.65
Exercised	-
Expired	-
Forfeited	(20,000)	(0.90)

Balance – May 31, 2005	845,000	0.65

c)

Warrants

During fiscal 2001, the company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B Shares at an exercise price of US$2.72 per

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of company’s shares on the date of grant, no compensation expense was recorded.

Business acquisition

On May 31, 2005, the company acquired the shares of PAPDC for a nominal amount.  Up to the time of the   acquisition, PAPDC was considered a VIE under AcG-15 (see note 2) and as such the company has included   the results of PAPDC in its consolidated results of operations.

Gain on settlement of obligations

On March 31, 2005 Fremantle agreed to convert its $8,793,000 note plus interest for shares in the company (see note 3(d)).  As a result of the conversion the company has recognized a gain on settlement (including change in value of the obligation up to settlement) of its obligations related to Fremantle as follows:

Settlement of obligation to issue shares	762
Settlement of distribution obligation	1,377
2,139

Segmented information

The company conducts its operations in production and distribution of proprietary programming interests, which is programming the company owns or in which it holds a continuing and long-term financial interest. The company has its head office in Toronto, and maintains offices in Vancouver, Los Angeles and the U.K. The sales office in the U.K distributes the company’s property throughout the world. Substantially all of the company’s properties and equipment are located in Canada. Selected information for the company’s operating segments, net of intercompany amounts, is as follows:

	3 months ended May		9 months ended May
	2005	2004	2005	2004
	$	$	$ Restated	$
Revenue
Proprietary	4,154	5,973	8,877	18,849
Service	4	-	83	-
Other	133	611	135	612
	4,291	6,584	9,095	19,461
Gross Profit
Proprietary	1,025	1,397	1,695	4,455
Service	(45)	-	57	-
Other	59	(202)	61	(155)
	1,039	1,195	1,813	4,300

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

Gross profits is defined as segment revenue less segment amortization of film and television programming, and other production costs. Other activities comprise corporate functions.

Geographical information, based on customer location, is as follows:

	3 months ended May		9 months ended May
	2005	2004	2005	2004
	$	$	$ Restated	$
Revenue
Canada	2,468	1,926	4,039	4,275
United States	61	1,330	3,179	4,253
United Kingdom	123	982	188	1,862
Other foreign	1,639	2,346	1,689	9,071

	4,291	6,584	9,095	19,461

Related party transactions

The company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the nine months ended May 31, 2005, the company paid $137,000 (2004 - $150,000) to a company controlled by a shareholder, director and officer of the company for executive services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

b)

During the nine months ended May 31, 2005, the company paid $32,000 (2004 - $77,000) to a shareholder, director and officer of the company for legal services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

c)

As at May 31, 2005, the company was owed $137,000 (2004 - $519,000) from a company controlled by a shareholder, director and officer of the company which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and has no specified repayment date.

d)

As at May 31, 2005, included in accounts receivable was $1,506,000 (US$1,200,000) (2004 - $nil) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

Other related party transactions and balances have been described elsewhere in these financial statements.

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

Restatement of the three and nine months ended May 31, 2005

(i)

During the year ended August 31, 2005, the company identified a required revision to its six month February  28, 2005 financial statements related to its accounting treatment of a complex arrangement with Showtime for the project “Our Fathers.”  It was determined the arrangement was in the nature of a co-financing relationship where both parties contributed financially to the production.  Under GAAP, the co-financier’s contribution to the project is considered a reduction of the film’s negative costs.  Previously, the co-financier’s contribution to the production was recognized as revenue by the company from sale of rights.  The cost of the company’s investment in its film assets is similarly reduced.  The adjustment to the nine month ended May 31, 2005 is a reversal of $6,080,000 in revenues and $5,717,000 in amortization resulting in a $363,000 decrease in earnings.

(ii)

The Company identified a required revision to its February 28, 2005 financial statements related to the valuation of its obligation to issue shares. It was determined that the price of the company's stock on the settlement date should be used to value the obligation to issue shares at February 28, 2005 resulting in a $762,000 gain on revaluation and settlement of obligations for the three months ended February 28, 2005 and a corresponding decrease in the gain on settlement of obligations to the three months ended May 31, 2005.

(10)